Exhibit (a)(1)(G)
Form of Reminder Email — Dates may change if expiration date of Offer is extended
     The RealNetworks, Inc. Offer to Exchange Certain Outstanding Options for New Options (referred to as the “Offer to Exchange”) is still currently open. Please note that the Offer to Exchange will expire at 9:00 p.m., U.S. Pacific Time, on December 17, 2009, unless we extend the offer.
     Participation in the offer is completely voluntary; however, if you would like to participate in the offer or make any changes to your current election, you must submit a properly completed election form via the RealNetworks offer website or via Stock Plan Administration by email or facsimile no later than 9:00 p.m., U.S. Pacific Time, on December 17, 2009, to:
Offer website: https://realnetworks.equitybenefits.com
Stock Plan Administration:
Email: stock@real.com
Fax: (206) 674-2695
     Only responses that are complete and actually received via the RealNetworks offer website or by Stock Plan Administration, as described above, by the offer deadline will be accepted. Responses submitted by any other means, including hand delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to your site’s Human Resources representative or to Stock Plan Administration at stock@real.com.
     This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange; (2) the email from Sid Ferrales, our Senior Vice President of Human Resources, dated November 19, 2009; and (3) the election form and withdrawal form, together with their associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the RealNetworks offer website at https://realnetworks.equitybenefits.com or by contacting Stock Plan Administration via email at stock@real.com or via facsimile at (206) 674-2695.